Exhibit 99.32

Canopy Growth Corporation Adds PheinMed Inc as CraftGrow Parter

SMITHS FALLS, ON, Aug. 8, 2017 /CNW/—Tweed Main Street customers can look forward to another CraftGrow partner with the signing of a new agreement between Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) and Umbral Energy Corp. (CSE: UMB).

If and when the appropriate cultivation and sales licences have been granted, Umbral’s 75% owned subsidiary, PheinMed Inc. (“PheinMed”), a late stage applicant under Health Canada’s ACMPR regulations, will supply its cannabis products via TweedMainStreet.com, the most diverse cannabis marketplace in Canada. The agreement will serve to increase the amount of variety and consistency of supply available to Tweed’s registered medical cannabis customers.

“The CraftGrow program continues to attract excellent participation and excellent partners entering the medical cannabis space,” said Mark Zekulin, President of Canopy Growth Corporation. “We are the only producer in Canada to offer a variety of producers’ cannabis products, which is a winning proposition for everyone, especially our customers.”

Existing and future CraftGrow partners gain access to the single largest group of cannabis patients in Canada. Because of this, CraftGrow is a simple way to garner brand exposure in an emerging industry.

As Canopy Growth management has previously stated, a successful cannabis marketplace requires a diversity of producers in order to thrive. The CraftGrow program and Tweed Main Street are integral parts of a successful cannabis ecosystem, and we are pleased to welcome PheinMed to the team.

Here’s to Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

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For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 09:00e 08-AUG-17